SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           MAHASKA INVESTMENT COMPANY
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    559809108
                                 (CUSIP Number)


                                Charles S. Howard
                           Mahaska Investment Company
                              222 First Avenue East
                               Oskaloosa, IA 52577
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 15, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box ____.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                        (Continued on following page(s))



                                Page 1 of 8 pages

CUSIP No.  559809108       SCHEDULE 13D                       Page 2 of 8 Pages


1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person (entities only)

                  Charles S. Howard


2.       Check the appropriate box if a member of a group

                  N/A

3.       SEC Use Only

4.       Source of Funds

                  OO

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

                  N/A

6.       Citizenship or Place of Organization

                  U.S.A.

7.       Sole Voting Power

                  221,353 shares

8.       Shared Voting Power

                  31,186 shares

9.       Sole Dispositive Power

                  221,353 shares

10.      Shared Dispositive Power

                 31,186 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person

                  252,539 shares

12.      Check box if the aggregate amount in Row (11) excludes certain shares

                  Not applicable

13.      Percent of Class Represented by Amount in Row (11)

                  6.8%

14.      Type of Reporting Person

                  IN

         ITEM 1.           SECURITY AND ISSUER.

     The securities to which this statement relates is the Common Stock, $5.00 par value, of Mahaska Investment Company (the "Company"), having its principal executive offices at 222 First Avenue East, Oskaloosa, Iowa 52577.

         ITEM 2.           IDENTITY AND BACKGROUND.

     This statement is filed by an individual, Charles S. Howard, whose business address is 222 First Avenue East, Oskaloosa, Iowa 52577. Mr. Howard is the President and Chairman of the Board of Directors of the Company. The Company operates financial institutions in Iowa.

     Mr. Howard has not, during the last five (5) years, been convicted in a criminal proceeding, (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Howard has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

     Mr. Howard is a citizen of the United States of America.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This Schedule 13D is being filed to update the previously filed Schedule 13D by Mr. Howard. The changes in Mr. Howard's beneficial ownership of the securities is attributable in large part to the decision to report the shares owned by the spouse of Mr. Howard in the Employee Stock Ownership Plan (ESOP) maintained by the Company (17,432 shares), the shares which may be acquired upon exercise of stock options granted to Mrs. Howard pursuant to the Stock Incentive Plans maintained by the Company for eligible employees (3,278 shares) and the shares owned solely by Mrs. Howard (6,386 shares) as securities beneficially owned by Mr. Howard.

The Schedule 13D also updates the information regarding the increase in shares of Company stock held by the ESOP allocated to Mr. Howard (1,316 additional shares) and the shares which may be acquired by Mr. Howard pursuant to exercisable stock options granted to Mr. Howard pursuant to the Stock Incentive Plans maintained by the Company (21,562 additional shares).

         ITEM 4.  PURPOSE OF TRANSACTION.

No securities were actually acquired by Mr. Howard from third parties other than the increase in shares attributable to the participation by Mr. Howard in the ESOP and Stock Incentive Plans referred to in Item 3. The major change being reported is the beneficial interest in shares of Company stock owned by the spouse of Mr. Howard as described in Item 3.

Other than as set forth herein, Charles S. Howard currently has no other plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company;

     (c) A sale or transfer of a material amount of assets of the Company;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

         ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

The aggregate number of shares of Common Stock beneficially owned by Charles S. Howard at the date hereof is 252,539 shares or approximately 6.8% of the 3,636,345 shares of Common Stock currently issued and outstanding.

Mr. Howard has sole power to vote and to dispose of the 221,353 shares of Common Stock owned directly by him, including the right to instruct the Trustee to vote and tender the 22,609 shares of Common Stock allocated to his account under the Employee Stock Ownership Plan as of December 31, 1998.

Mr. Howard has shared power to vote and dispose of 31,186 shares of Common Stock owned by his spouse solely or jointly with Mr. Howard.

Other than as set forth herein, Mr. Howard has not participated in or effected any transactions in the Company's Common Stock in the past sixty days.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Charles S. Howard is not a participant in any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit No.       Description
         -----------       --------------
         10.1              Mahaska Investment Company Employee Stock
                           Ownership Plan and Trust Agreement
         10.2.1            1993 Stock Incentive Plan
         10.2.2            1996 Stock Incentive Plan

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /s/ Charles S. Howard    _________
                                       Charles S. Howard

Date:    February 16, 1999